EXHIBIT 99.1

North American Construction Group Ltd. Announces Approval For Share Purchase Program In Canada And The United States

ACHESON, Alberta, March 09, 2020 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced that it intends to commence a normal course issuer bid (the “NCIB”) to purchase, for cancellation, up to 2,300,000 common shares in the capital of the Company (“Common Shares”), which represents approximately 9.9% of the public float (as defined in the TSX Company Manual) and approximately 8.3% of the issued and outstanding Common Shares as of March 3, 2020. As at March 3, 2020, the Company had 27,549,778 Common Shares issued and outstanding.

Purchases of Common Shares under the NCIB may be made through the facilities of the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) and alternative trading systems by means of open market transactions or by such other means as may be permitted by the Canadian Securities Administrators and under applicable securities laws. Under the NCIB, and in order to comply with applicable securities laws, the Company will purchase a maximum of 1,377,489 Common Shares (or 5% of the issued and outstanding voting common shares) on the NYSE and alternative trading systems.

The Company believes that the current market price of its Common Shares does not fully reflect their underlying value. In the Company’s view, a repurchase of Common Shares would be an effective use of its cash resources and would be in the best interests of the Company and its shareholders. It would both increase liquidity for shareholders seeking to sell and provide an increase in the proportionate interests of shareholders wishing to maintain their positions.

The NCIB is expected to commence on or about March 12, 2020 and will terminate no later than March 11, 2021, provided that purchases may not be made on the NYSE until March 16, 2020. All purchases of Common Shares will be made in compliance with applicable TSX and NYSE rules. The average daily trading volume of the Common Shares on the TSX for the six calendar months preceding March 3, 2020 is 80,379 Common Shares. In accordance with the TSX rules and subject to the exemption for block purchases, a maximum daily repurchase of 25% of this average may be made, representing 20,094 Common Shares. The price per Common Share will be based on the market price of such shares at the time of purchase in accordance with regulatory requirements. The Company may enter into an agreement with a broker to establish an automatic share purchase plan in respect of the NCIB.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.

For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 948-2009
jveenstra@nacg.ca
www.nacg.ca

Forward-Looking Information

The information provided in this news release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “will”, “intends” “expect”, “may”, “could”, “believe”, “anticipate”, “should” or similar expressions. In particular, this news release contains forward-looking statements and information relating to the Company’s belief that the NCIB is in the best interests of the Company and its shareholders and that underlying value of the Company may not be reflected in the market price of the Common Shares, the Company’s intentions regarding the NCIB and whether the Company will receive the requisite approval of the TSX in respect of the NCIB. Forward-looking statements in this news release are being made by NACG based on certain assumptions that NACG has made in respect thereof as at the date of this news release. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. The material factors or assumptions used to develop such forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the quarter and year ended December 31, 2019. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.